POLICY CHANGE ENDORSEMENT

This endorsement summarizes the changes to your policy. All other terms of your policy not affected by these changes remain the same.

How Your Policy Is Changed

The policy expiration date is extended to January 24, 2016

Premium Change Which Is Due Now

Additional premium $513.00

Returned premium N/A

If issued after the date your policy begins, these spaces must be completed and our representative must sign below.

Policy issued to:
Vertical Capital Income Fund

Authorized Representative

Endorsement takes effect: 10/27/15
Policy number: ZBN-14T21235-14-N2
Processing date: 10/29/15 12:11 002

40704 Ed. 5-84 Endorsement
© 1984 The Travelers Indemnity Company. All rights reserved.
Page 1

SECRETARY’S CERTIFICATE

I, Stanton Eigenbrodt, being the Secretary of Vertical Capital Income Fund (the “Trust”), duly certify and attest that the Board of Trustees of the Trust adopted the following resolutions on September 9, 2015:

WHEREAS, the Board of Trustees of the Trust has determined that it is in the best interests of the Trust to renew fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the Investment Company Act of 1940, as amended, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust.

IT IS THEREFORE RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a Trustees’ and Officers’ Errors and Omissions Liability Insurance Policy.

Please be advised that the following resolutions will be presented to the Board of Trustees of the Trust for ratification at its November 2015 meeting:

WHEREAS, the Board, including a majority of the Independent Trustees, have reviewed the form and coverage of the fidelity bond; and

WHEREAS, the amount of the coverage under such fidelity bond is the amount required by Rule 17g-1 promulgated under the 1940 Act;

WHEREAS, the Board, including a majority of the Independent Trustees, has reviewed the D&O/E&O Policy covering the Trust and its respective Trustees and officers against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Trust;

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the fidelity bond as described above are reasonable and the fidelity bond is ratified.

/s/ Stanton Eigenbrodt

Stanton Eigenbrodt

Secretary of the Trust